Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of $0.3891 Canadian per share on the issued and outstanding Common shares payable on October 1, 2024 to shareholders of record at the close of business on September 10, 2024.

By order of the Board

Andrea Wood

Executive Vice President and Chief Legal and Governance Officer

Vancouver, British Columbia

August 1, 2024

Contact: Investor Relations

1-800-667-4871

ir@telus.com

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